EXHIBIT 99.1

Ultrapetrol Announces Extension of Stock Repurchase Program

NASSAU, Bahamas, Oct. 2, 2008 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), announced today that its board of directors has approved an extension of the Company's stock repurchase program to December 31, 2008. The stock repurchase program, which was announced on March 17, 2008, originally allowed for the repurchase of up to $50 million of the Company's common stock until September 30, 2008 and the extension will retain the same original cumulative dollar limitation. The expiration date and/or amount of the share repurchase program will be extended or amended at the discretion of the board of directors. Share repurchases may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions.

Since Ultrapetrol began repurchasing its shares under the program on March 19, 2008, the Company has acquired 671,171 of its shares at an average cost of $9.63 per share for a total cost of about $6.5 million. Approximately $43.5 million remains available under the program.

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer, commented, "The extension of our share repurchase program is testament to our very favourable outlook on the future of the Company and its growth prospects, strong financial performance, and ongoing commitment to pursuing opportunities that create shareholder value."

The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated or amended at any time in the Company's discretion and without notice. Under appropriate securities laws, officers, directors and controlling shareholders of the Company may currently be buying shares.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers, oil-bulk-ore/capesize vessels and a passenger ship. More information on Ultrapetrol can be found at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; its ability to obtain additional financing; its financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; its expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; its dependence upon the abilities and efforts of its management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods the Company transports and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-G

CONTACT:  The IGB Group
          Leon Berman
            212-477-8438
            lberman@igbir.com
          Tyler Wilson
            646-673-9701
            twilson@igbir.com